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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51744

MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH. D.C.
213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WALLSTREET ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
6704 GRASSELLI RD., RIVERS PLAZA SUITE-E
(No. and Street)

FAIRFIELD	AL	35064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JERRY HALL (205)785-9888
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LYONS SAMUEL O. JR.
(Name — *if individual, state last, first, middle name*)

1043-43RD STREET, ENSLEY	BIRMINGHAM	AL	35208
(Address)	(City)	(State)	Zip Code)

PROCESSED
APR 0 4 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JERRY HALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALLSTREET ASSOCIATES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

2/27/07
Title

Notary Public

My Commission Expires
October 18, 2010



This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALLSTREET ASSOCIATES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2006

WALLSTREET ASSOCIATES, INC.
TABLE OF CONTENTS

SAMUEL O. LYONS, JR.
CERTIFIED PUBLIC ACCOUNTANT
1043-43RD STREET, ENSLEY
BIRMINGHAM, ALABAMA 35208

MEMBER
AMERICAN INSTITUTE OF CPA'S

TELEPHONE
(205) 787-7016

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wallstreet Associates, Inc.
Birmingham, Alabama

I have audited the accompanying balance sheet of Wallstreet Associates, Inc. as of December 31, 2006 and the related statements of income (loss) and retained earnings, statement of changes in stockholder's equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wallstreet Associates, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the period stated in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated, in all material respects, in relation to the basic financial statement as a whole.



Samuel O. Lyons, Jr.
Certified Public Accountant

February 26, 2007

WALLSTREET ASSOCIATES, INC.
BALANCE SHEET
DECEMBER 31, 2006

ASSETS	
Current Assets:	
Cash and cash equivalents	$ 3,137
Accounts receivable	164
Investments (Note 1)	8,101
Total current assets	11,402
Non-Current Assets:	
Property and equipment (Note 1)	-
Total non-current assets	-
TOTAL ASSETS	**$ 11,402**
LIABILITIES AND STOCKHOLDERS	
Current Liabilities:	
Accounts payable	$ -
Total current liabilities	-
Non-Current Liabilities:	
Non-current liabilities	-
Total non-current liabilities	-
Total liabilities	-
Stockholders Equity:	
Capital stock, issued and outstanding	13,172
Paid-in capital	1,900
Retained earnings	(3,670)
Total stockholders equity	11,402
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	**$ 11,402**

The accompanying notes and independent auditor's report are an integral part of these financial statements.

WALLSTREET ASSOCIATES, INC.
STATEMENT OF INCOME (LOSS) AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

INCOME	
Operating Income	$ 338,879
Total Income	**338,879**
EXPENSES	
Administrative	317,940
Marketing	19,461
Total Expenses	**337,401**
Net Income (Loss) From Operations	**1,478**
Retained Earnings 12/31/05	(5,148)
Retained Earnings 12/31/06	**$ (3,670)**

The accompanying notes and independent auditor's report are an integral part of these financial statements

WALLSTREET ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Capital Stock	Paid-in Capital	Retained Earnings
Balance 12/31/05	$ 13,172	1,900	$ (5,148)
Capital Contributions	-	-	-
Capital Distributions	-	-	-
Net Income(Loss)	-	-	1,478
Balance 12/31/06	$ 13,172	1,900	$ (3,670)

The accompanying notes and independent auditor's report are an integral part of these financial statements

WALLSTREET ASSOCIATES, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:	
Net Income (Loss)	**$ 1,478**
Adjustments to reconcile net income (loss) to cash provided from operating activities:	
Decrease in investments	315
Increase in accounts receivable	(162)
Total adjustments increase	153
Net cash increased by operating activities	**1,631**
Cash Flows from Investing Activities:	
Purchase of furniture and fixtures	-
Net cash provided by financing activities	-
Increase in cash and cash equivalents	1,631
Cash and cash equivalents 12/31/05	1,506
Cash and cash equivalents 12/31/06	**$ 3,137**

The accompanying notes and independent auditor's report are an integral part of these financial statements.

WALLSTREET ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE - 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization
Wallstreet Associates, Inc. was incorporated on October 7, 1999. Its primary objective is to sell only cash account mutual funds.

Basis of Accounting
The financial statements of the Organization have been prepared on the accrual basis of accounting.

Property and Equipment
Non-current assets are reported at cost. The straight-line method of depreciation based upon the estimated useful lives of the assets is used to calculate and record depreciation expense. Major repairs and/or improvements are capitalized and depreciated over the estimated useful lives of the assets and other repairs are expensed as incurred.

Class of Property	Cost	Accumulated Depreciation
Furniture and Fixtures	$ -	$ -
Total	$ -	$ -

Investments
Investments consist of corporate common stock owned at December 31, 2006.

SUPPLEMENTARY INFORMATION

WALLSTREET ASSOCIATES, INC.
SCHEDULE I - COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2006

ASSETS	
Allowable Assets	
Cash	$ 3,137
Accounts receivable	164
Investments	8,101
Total allowable assets	11,402
Non-allowable assets:	
Furniture and office equipment-net	-
Total non-allowable	-
TOTAL ASSETS	**$ 11,402**
LIABILITIES (TOTAL)	
Liabilities	$ -
Total Liabilities	-
STOCKHOLDERS EQUITY	
Capital stock, issued and outstanding	13,172
Paid-in-capital	1,900
Retained Earnings	(3,670)
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	**$ 11,402**
NET CAPITAL COMPUTATION	
Total assets	$ 11,402
Less: Total Liabilities	-
Net worth	11,402
Less: non-allowable assets	-
Tentative net capital	11,402
Securities haircuts applied	(969)
Net capital	10,433
Less: Net capital requirement	(5,000)
EXCESS NET CAPITAL	**$ 5,433**

There were no material differences between this computation of net capital and the corresponding computation prepared by Wallstreet Associates, Inc. included in its unaudited Part II Focus Report filing as of December 31, 2006.

END